Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES FIRST QUARTER RESULTS FOR 2012

Tel Aviv, Israel, May 31, 2012, Elbit Imaging Ltd. (NASDAQ: EMITF) ("Elbit") announced today its results for the first quarter of 2012.

Consolidated revenues for the three months period ended March 31, 2012 amounted to NIS 418 million (US$ 113 million) compared to NIS 221 million in the corresponding period in 2011.

The increase is mainly attributable to: (i) Gain from sale of the Company's share in four Dutch Hotels in the amount of NIS 188 million; (ii) an increase in revenues from commercial centers, mainly attributed to the opening of two centers by our subsidiary, Plaza centers. (iii) an increase in revenues from sale of medical systems by InSightec. (iv) an increase in revenues from investment property rental income (US), offset by a decrease in gain from fair value adjustment of investment property compared to the corresponding period in 2011.

Gain from sale of hotels amounted to NIS 188 million (US$ 51 million). The gain is mainly attributable to the sale of the Company's share in four Dutch Hotels.

Revenues from commercial centers amounted to NIS 39 million (US$ 10 million) in Q1 2012 compared to NIS 29 million in Q1 2011. The increase is mainly attributable to the operation of six commercial centers in Q1 2012 compared to the operation of four commercial centers in Q1 2011.

Cost of commercial centers amounted to NIS 42 million (US$ 11 million) in Q1 2012 compared to NIS 39 million in Q1 2011. The increase is attributable to the increase in the revenues as aforementioned.

Revenues from investment property rental income (US) amounted to NIS 71 million (US$ 19 million) in Q1 2012 compared to NIS 61 million in Q1 2011. The increase is mainly attributable to the growth in occupancy compared during the period.

Cost of investment property amounted to NIS 34 million (US$ 9 million) in Q1 2012 compared to NIS 26 million in Q1 2011. The increase is attributable to the increase in the revenues as aforementioned.

Revenues from fair value adjustment of investment property – There is no change in the fair value adjustment in Q1 2012 compared to an increase in the amount of NIS 25 million in Q1 2011.

Revenues from hotels operations and management amounted to NIS 63 million (US$ 17 million) in Q1 2012 compared to NIS 59 million in Q1 2011. The increase is mainly attributable to the increase in revenues from the Company's hotels in the Netherlands.

Costs and expenses of hotels operations and management amounted to NIS 55 million (US$ 15 million) in Q1 2012 compared to NIS 53 million in Q1 2011. The increase is attributable to the increase in the revenues as aforementioned.

Revenues from the sale of medical systems amounted to NIS 15 million (US$ 4 million) in Q1 2012 compared to NIS 8 million in Q1 2011. The increase is mainly attributable to the number of the systems sold during the period.

Costs and expenses of medical systems amounted to NIS 15 million (US$ 4 million) in Q1 2012 compared to NIS 18 million in Q1 2011. The decrease in costs is attributable to efficiency measures taken by InSightec in the second half of 2011.

Research and development expenses amounted to NIS 12 million (US$ 3 million) in Q1 2012 compared to NIS 16 million in Q1 2011. The decrease in costs is attributable to the efficiency measures taken by InSightec in the second half of 2011.

Revenues from the sale of fashion retail amounted to NIS 42 million (US$ 11 million) in Q1 2012 compared to NIS 38 million in Q1 2011.

Cost of fashion retail amounted to NIS 51 million (US$ 14 million) in Q1 2012 compared to NIS 45 million in Q1 2011.

General and administrative expenses amounted to NIS 14 million (US$ 4 million) in Q1 2012 compared to NIS 15 million in Q1 2011. General and administrative expenses offset noncash expenses amounted to NIS 9 million (US$ 2 million) in Q1 2012 compared to NIS 11 million in Q1 2011. The decrease in cash expenses is attributable to the continuing efficiency measures taken with respect to payroll expenses and other expenses this year in the amount of NIS 2 million.

Financial expenses, net amounted to NIS 151 million (US$ 41 million) in Q1 2012 compared to NIS 36 million in Q1 2011. The increase of NIS 115 million relates mainly to the following:

(I)
An increase in the amount of NIS 88 million (US$ 24 million) in noncash expenses, as a result of changes in fair value of financial instruments (mainly Plaza Centers' debentures, call transactions, other derivatives and marketable securities, which are measured at fair value through profit and loss).

(II)
An increase in the amount of NIS 39 million (US$ 10 million) in noncash expenses in Q1 2012 attributed to currency exchange. The increase is mainly attributable to EURO-NIS revaluation in Q1 2011 in Plaza Centers' debentures, which are recorded in NIS and are measured at EURO.

(III)	An increase in the amount of NIS 8 million (US$ 2 million) in interest expenses, net, attributable mainly to the increase in the interest expenses from US investment property activity.

Offset by:

(III)
A decrease in the amount of NIS 20 million (US$ 5 million) in financial expenses attributable to linkage differentials in Plaza Centers and the Company's debentures with respect to the Israeli consumer price index in the amount of nil in Q1 2012 compared to NIS 20 million in Q1 2012. Such decrease derives from an immutability in the consumer price index in Q1 2012 compared to an increase in the rate of 0.87% in the consumer price index in Q1 2011.

Write-down and other expenses, net amounted to NIS 26 million (US$ 7 million) in Q1 2012 compared to NIS 14 million in Q1 2011. These expenses are mainly attributable to impairment in Plaza Centers' trading property and to initiation expenses attributable to our operations in India and in the US.

Profit for the period attributable to equity holders of the Company amounted to NIS 50 million (US$ 13 million) in Q1 2012 compared to loss in the amount of NIS 63 million in Q1 2011. Total Profit for the period in Q1 2012 amounted to NIS 14 million (US$ 4 million) compared to loss in the amount of NIS 41 million in Q1 2011.

Shareholders' equity as of March 31, 2012 amounted to NIS 1.5 billion (US$ 421 million) (out of which NIS 0.4 billion is attributed to the controlling interest). There is no fundamental change from December 31, 2011.

Our presentation to the consolidated financial statements for the first quarter of 2012 is available through our website at: www.elbitimaging.com under: “Investor Relations - Company Presentations (03/2012).”

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) U.S. Real Property - Investment in commercial real property in the United States; (iii) Hotels - Hotel operation and management; (iv) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (v) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; (vi) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel; and (vii) Other Activities - (a) venture capital investments and (b) potential investments in hospitals and farm and dairy plants in India. We have presently decided to suspend our investment activities in hospitals and farm and dairy plants in India until we are satisfied that the economy has recovered sufficiently to resume such activities.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2011, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Dudi Machluf	Mor Dagan
Chief Executive Officer (Co-CEO)	Investor Relations
Tel: +972-3-608-6024	Tel: +972-3-516-7620
dudim@elbitimaging.com	mor@km-ir.co.il

ELBIT IMAGING LTD.
CONSOLIDATED BALANCE SHEETS

	March 31	December 31	March 31
	2 0 1 2	2 0 1 1	2 0 1 2
			Convenience
			translation
	(in NIS thousands)		US$'000
Current Assets
Cash and cash equivalents	479,100	602,292	128,964
Short-term deposits and investments	393,915	409,338	106,034
Trade accounts receivable	59,476	72,049	16,010
Other receivable	212,147	101,566	57,105
Prepayments and other assets	274,207	262,861	73,811
Inventories	51,233	48,043	13,791
Trading property	4,643,699	4,556,616	1,249,986
	6,113,777	6,052,765	1,645,701
Held for sale assets	2,477,980	-	667,020
Assets related to discontinued operation	-	-	-
	8,591,757	6,052,765	2,312,721

Non-Current Assets
Deposits, loans and other long-term balances	379,004	380,077	102,020
Investments in associates	7,226	10,556	1,945
Property, plant and equipment	919,429	1,167,646	247,491
Investment property	117,463	2,672,571	31,619
Other assets and deferred expenses	10,042	13,037	2,703
Intangible assets	73,009	74,415	19,652
	1,506,173	4,318,302	405,430
	10,097,930	10,371,067	2,718,151

Current Liabilities
Short-term credits	894,887	1,079,736	240,885
Borrowings relating to trading property	1,203,605	1,124,031	323,985
Suppliers and service providers	158,602	219,229	42,692
Payables and other credit balances	372,206	261,744	100,190
Other liabilities	160,304	157,144	43,150
	2,789,604	2,841,884	750,902
Liabilities associated with assets held for sale (*)	1,570,984	-	422,877
Liabilities related to discontinued operation	3,232	2,941	871
	4,363,820	2,844,825	1,174,650

Non-Current liabilities
Borrowings	4,011,563	5,650,170	1,079,828
Other financial liabilities	48,180	215,752	12,969
Other liabilities	12,540	12,808	3,376
Deferred taxes	98,891	108,642	26,619
	4,171,174	5,987,372	1,122,792

Shareholders' Equity
Attributable to equity holders of the Company	407,104	359,630	109,584
Non Controlling Interest	1,155,832	1,179,240	311,125
	1,562,936	1,538,870	420,709
	10,097,930	10,371,067	2,718,151

(*) Including loans in the amount of NIS 542 that are expected to be repaid concurrently with those of the disposal group.

ELBIT IMAGING LTD.
CONSOLIDATED INCOME STATEMENTS

	Three months ended		Year ended	Three months ended
	March 31		December 31,	March 31
	2 0 1 2	2 0 1 1	2 0 1 1	2 0 1 2
				Convenience
				translation
	(in NIS thousands)			US$'000

Revenues and gains
Gain from bargain purchase	-	-	-	-
Gain from sale of real estate assets	188,254	-	-	50,674
Gain from changes of shareholding in investee	-	-	15,450	-
Commercial centers	39,407	29,148	115,270	10,608
Gain from fair value adjustment of investment property	-	24,811	100,818	-
Investment property rental income	70,739	61,326	254,806	19,042
Hotels operations and management	63,280	59,235	286,548	17,034
Sale of medical systems	14,700	8,556	53,324	3,957
Sale of fashion merchandise and other	41,694	38,008	185,082	11,223
	418,074	221,084	1,011,298	112,538

Expenses and losses
Commercial centers	42,105	38,981	159,626	11,333
Investment property expenses	34,321	26,319	112,262	9,239
Hotels operations and management	55,471	53,330	240,784	14,932
Cost and expenses of medical systems operation	15,281	17,731	101,498	4,113
Cost of fashion merchandise and other	50,664	45,170	211,743	13,638
Research and development expenses	12,240	16,441	62,851	3,295
General and administrative expenses	13,566	14,675	61,857	3,652
Share in losses of associates, net	2,839	2,016	7,568	764
Financial expenses (income) , net	150,746	35,538	(86,560)	40,577
Write-down, charges and other expenses, net	25,869	14,004	309,885	6,964
	403,102	264,205	1,181,514	108,507

Profit (loss) before income taxes	14,972	(43,121)	(170,216)	4,031
Income taxes (tax benefits)	731	(1,703)	86,550	197
Profit (loss) from continuing operations	14,241	(41,418)	(256,766)	3,834
Profit (loss) from discontinued operation, net	-	-	9,737	-
Profit (loss) for the period	14,241	(41,418)	(247,029)	3,834

Attributable to:
Equity holders of the Company	49,992	(63,295)	(264,919)	13,457
Non Controlling interest	(35,751)	21,877	17,890	(9,623)
	14,241	(41,418)	(247,029)	3,834

ELBIT IMAGING LTD.
CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS

	Three months ended		Year ended	Three months ended
	March 31		December 31,	March 31
	2 0 1 2	2 0 1 1	2 0 1 1	2 0 1 2
				Convenience
				translation
	(in NIS thousands)			US$'000

Profit (loss) for the period	14,241	(41,418)	(247,029)	3,834

Exchange differences arising from translation of foreign operations	(10,046)	90,877	38,031	(2,704)
Gain (loss) from cash flow hedge	8,842	-	(41,577)	2,380
Gain (loss) from available for sale investments	5,638	489	(4,131)	1,518
	4,434	91,366	(7,677)	1,194

Comprehensive income (loss)	18,675	49,948	(254,706)	5,028

Attributable to:
Equity holders of the Company	52,120	5,078	(264,454)	14,029
Non Controlling interest	(33,445)	44,870	9,748	(9,001)

	18,675	49,948	(254,706)	5,028

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share	Share	Foreign currency translation	Other	Stock base compensation	Retained	Gross	Treasury	attributable to share holders of the	Non Controlling	Total shareholders'
	Capital	premium	reserve	reserves (*)	reserve	earnings	Amount	stock	Company	Interest	equity

Balance -
January 1, 2011	38,051	844,574	(471,993)	(33,904)	57,201	495,332	929,261	(168,521)	760,740	1,416,781	2,177,521
Profit of the year	-	-	-	-	-	(264,919)	(264,919)	-	(264,919)	17,890	(247,029)
Comprehensive income (loss)	-	-	42,876	(42,411)	-	-	465	-	465	(8,142)	(7,677)
Dividend paid to the Non Controlling interest by a subsidiary	-	-	-	-	-	-	-	-	-	(56,529)	(56,529)
Stock based compensation expenses	-	-	-	-	10,705	-	10,705	-	10,705	36,278	46,983
Exercise of shares by employees	8	20,237	-	-	(20,245)	-	-	-	-	-	-
Initially consolidated subsidiary	-	-	-	-	-	-	-	-	-	11,766	11,766
Purchase of unit holdings from non controlling interest by a subsidiary	-	-	-	155,102))	-	-	(155,102)	-	(155,102)	(226,634)	(381,736)
issuance of shares to the non controlling interest by a subsidiary	-	-	-	7,741	-	-	7,741	-	7,741	(12,170)	(4,429)
December 31, 2011	38,059	864,811	(429,117)	(223,676)	47,661	230,413	528,151	(168,521)	359,630	1,179,240	1,538,870
Profit of the year	-	-	-	-	-	49,992	49,992	-	49,992	(35,751)	14,241
Comprehensive income (loss)	-	-	(10,240)	12,369	-	-	2,129	-	2,129	2,305	4,434
Stock based compensation expenses	-	-	913	-	70	-	983	-	983	8,738	9,721
Transaction with non controlling interest	-	-	-	(5,630)	-	-	(5,630)	-	(5,630)	1,300	(4,330)

March 31, 2012	38,059	864,811	(438,444)	(216,937)	47,731	280,405	575,625	(168,521)	407,104	1,155,832	1,562,936

(*) includes with non-controlling interest and hedging reserve.

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share	Share	Foreign currency translation	Other	Stock base compensation	Retained	Gross	Treasury	attributable to share holders of the	Non Controlling	Total shareholders'
	Capital	premium	reserve	reserves (*)	reserve	earnings	Amount	stock	Company	Interest	equity

January 1, 2012	10,245	232,789	(115,509)	(60,210)	12,829	62,022	142,166	(45,362)	96,804	317,427	414,231

Profit of the year	-	-	-	-	-	13,457	13,457	-	13,457	(9,623)	3,834
Comprehensive income (loss)	-	-	(2,756)	3,330	-	-	574	-	574	620	1,194
Stock based compensation expenses	-	-	246	-	19	-	265	-	265	2,351	2,616
Transaction with non controlling interest	-	-	-	(1,516)	-	-	(1,516)	-	(1,516)	350	(1,166)

March 31, 2012	10,245	232,789	(118,019)	(58,396)	12,848	75,479	154,946	(45,362)	109,584	311,125	420,709

(*) includes with non-controlling interest and hedging reserve.